                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D. C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                       PLAY BY PLAY TOYS & NOVELTIES, INC.
                    -----------------------------------------
                                (NAME OF ISSUER)



                                  COMMON STOCK
                    -----------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    72811K103
                           ---------------------------
                                 (CUSIP NUMBER)


                                    12/31/00
                           ---------------------------
                                     (DATE)


        CHECK THE FOLLOWING BOX IF FEE IS BEING PAID WITH THIS STATEMENT


              -----------------------------------------------------

CUSIP NO.       72811K103
             ---------------
--------------------------------------------------------------------------------

1)       Names of Reporting Persons               I.R.S. No.  31-0738296
         S.S. or I.R.S. Identification Nos. of           BANK ONE CORPORATION
         Above Persons
--------------------------------------------------------------------------------

2)       Check the Appropriate Box if a
         Member of a Group                     (a) ________________
         (See Instructions)                    (b) ________________
--------------------------------------------------------------------------------

3)       SEC Use only
--------------------------------------------------------------------------------

4)       Citizenship or Place of
         Organization                                ILLINOIS
--------------------------------------------------------------------------------

Number of Shares           (5)  Sole Voting Power                          0
                                                              -----------------
Beneficially               (6)  Shared Voting Power                        0
                                                              -----------------
Owned by                   (7)  Sole Dispositive Power             1,666,667
                                                              -----------------
Each Reporting             (8)  Shared Dispositive Power                   0
                                                              -----------------
Person with
--------------------------------------------------------------------------------

9)       Aggregate Amount Beneficially                             1,666,667
                                                              -----------------
         Owned by Each Reporting Person
--------------------------------------------------------------------------------

10)      Check if the Aggregate Amount
         in Row (9) Excludes Certain
         Shares (See Instructions)
--------------------------------------------------------------------------------

11)      Percent of Class Represented
         by Amount in Row 9                                             18.4%
                                                              -----------------
--------------------------------------------------------------------------------

12)      Type of Reporting Person
         (See Instructions)                                           HC
                                                              -----------------

--------------------------------------------------------------------------------
SEC 13G

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13G Amendment No. 1

Item 1(a)         Name of Issuer:            Play By Play Toys & Novelties, Inc.
                                            ------------------------------------

Item 1(b)         Address of Issuer's principal executive
                   offices:                               4400 Tejasco
                                                          San Antonio, TX  78218
                                                         -----------------------


Item 2(a)         Name of person filing:             BANK ONE CORPORATION

Item 2(b)         Address of principal business office or,
                  if none residence:                    One First National Plaza
                                                        Chicago, IL 60670

Item 2(c)         Citizenship:                       Not Applicable

Item 2(d)         Title of class of securities:          Common Stock
                                                        ------------------------

Item 2(e)         CUSIP No.:                                72811K103
                                                        ------------------------

Item 3.  This statement is filed pursuant to Rule 13d-1(c).

Item 4.  Ownership

                  This beneficial ownership by BANK ONE CORPORATION with respect to common shares of Play By Play Toys & Novelties, Inc. :
                                      ------------------------------------

                  (a)      Amount beneficially owned:              1,666,667
                                                              -----------------
                  (b)      Percent of class                             18.4%
                                                              -----------------

                  (c)      Number of shares as to which such person has:

                           (I)      Sole power to vote or to direct the vote:
                                                                           0
                                                              -----------------
                           (ii)     Shared power to vote or to direct the vote:
                                                                           0
                                                              -----------------
                           (iii)    Sole power to dispose or to direct the
                                    disposition of:                1,666,667
                                                              -----------------
                           (iv)     Shared power to dispose or to direct the
                                    disposition of:                        0
                                                              -----------------

Item 5.  Ownership of 5 percent or less of a Class.                        N/A
                                                                         ------

Item 6.  Ownership of More than 5 percent on Behalf of Another Person.     N/A
                                                                         ------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
                                                                  --------------
                       Banc One Capital Holdings Corp.


Item 8.  Identification and Classification of Members of the Group.        N/A
                                                                         ------

Item 9.  Notice of Dissolution of Group.                                   N/A
                                                                         ------

Item 10. Certification.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:        February 13, 2001
          -------------------------


                                                    BANK ONE CORPORATION

                                                By: /s/ DAVID J. KUNDERT
                                                    David J. Kundert
                                                    EXECUTIVE VICE PRESIDENT